April 12, 2019
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C 20549

Application for Withdrawal of Registration Statement on Form S-3 (File No. 333-230751)

Ladies and Gentlemen:

Spectrum Pharmaceuticals, Inc., a Delaware corporation (the “Company”), hereby requests that its Registration Statement on Form S-3 (File No. 333-230751), originally filed with the Securities and Exchange Commission (the “Commission”) on April 5, 2019 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).
The Company is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly coded and filed as an “S-3,” whereas the Company intended the Registration Statement to be filed with the Commission with the code “S-3ASR.” The Company expects to promptly file a new registration statement with the code “S-3ASR” (the “New Registration Statement”), and will request the filing date of the New Registration Statement to be April 5, 2019. No securities were sold pursuant to the Registration Statement.
In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the initial filing of the Registration Statement be credited for future use.
If you have any questions regarding the foregoing application for withdrawal, please telephone Kurt Gustafson, Executive Vice President and Chief Financial Officer of the Company, at (949) 743 9278.

Very truly yours,

SPECTRUM PHARMACEUTICALS, INC.

By:	/s/ Kurt A. Gustafson
Name:	Kurt A. Gustafson
Title:	Executive Vice President and Chief Financial Officer